Fax header: FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 Mar. 14 2002 11:47AM P2

Page 1 of 1

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

02015895

[redacted]: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below [redacted] certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be [disclosed to the] securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you [may contact the jurisdiction(s)] in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROCK RESOURCES INC.

SUPPL

12g 82-4504

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 14 02 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☐

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: KENNEDY

GIVEN NAMES: THOMAS JOHN

NO. STREET APT: 5646 COVEY PLACE

CITY: NORTH VANCOUVER

PROV: B.C. POSTAL CODE: V7R 4T8

BUSINESS TELEPHONE NUMBER: 604-644-9829

BUSINESS FAX NUMBER: 604-682-6038

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☐

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

+SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	29550	04 03 02	11		25000	.20		4550	1	

PROCESSED MAR 29 2002 THOMSON FINANCIAL

02 MAR 14 AM 8:18

ATTACHMENT: YES ☐ NO ☒

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

dlw 3/19

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): THOMAS KENNEDY

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 14 03 02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE